Exhibit 1

MTNL/SECTT/SE/UNAA/2006
January 30, 2006

The Secretary, Stock Exchanges
Delhi/ Bombay/ Calcutta/Madras
National Stock Exchange/NYSE

Sub:  Unaudited Financial Results (Provisional) for the Quarter ended 31st December, 2005

Dear Sir,

As already informed you, a meeting of the Board of Directors of the Company was held today at New Delhi to consider the Un-audited Financial Results for the quarter ended on 31st December 2005. A copy of the approved unaudited financial results (Provisional) along with segment-wise reporting is enclosed for your kind information and record. The same is also being published in the Newspapers.

We would like to inform you that issue relating to payment of Interim Dividend was also placed before the Board at the meeting itself and after deliberations it has been decided to pay interim dividend of 30% on the paid up equity share capital of Rs 630 crores. The CMD has been authorised by the Board to decide the record date keeping the view of requirements of law and listing agreement with the Stock Exchanges, which will be communicated to Stock Exchanges and published in the newspapers as soon as the same is decided.

Thanking you,

Yours faithfully,

(S. C. AHUJA)
COMPANY SECRETARY

Encl : as above.

UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE THREE MONTHS ENDED ON 31/12/2005

				Rs. in Million
S.NO	Particulars	Q 3 UNAUDITED 2005-06	Q 3 REVIEWED 2004-05	Year ended 31.3.2005 Audited

1.	Income from Services
	Basic Services	11,237.32	11,749.94	53,049.81
	Cellular	1,534.23	681.58	2,874.04
	Unallocable	-	-	-
	Total	12,771.55	12,431.52	55,923.85

	Less: Inter Unit Income	-	-	-

	Net Income From Services	12,771.55	12,431.52	55,923.85

2.	Segment result before interest/
	and Tax
	Basic Services	634.10	990.45	9,469.79
	Cellular	506.95	123.16	1,172.73
	Unallocable	516.97	1,313.58	1,872.28
	Total	1,658.02	2,427.20	12,514.80

	Less: Interest	38.19	92.14	358.12

	Less: Prior period Items			94.47

	Profit before tax	1,619.83	2,335.06	12,062.21

	Less: Provision for Tax	349.55	431.11	2,672.41

	Profit after tax	1,270.28	1,903.94	9,389.80

3.	Capital Employed
	(Segment Assets - Segment Liabilities)

	Basic Services	35,345.94	37,361.77	41,324.50
	Cellular	3,166.74	2,859.78	3,118.35
	Unallocable	75,404.06	74,917.04	64,995.39
	Total	113,916.74	115,138.59	109,438.25

Annexure-A
MAHANAGAR TELEPHONE NIGAM LIMITED
( A Govt. of India Enterprise)
UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 31.12.2005

						(Rs. in Million)
Sl.No.	Particulars	Q 3 2005-06 UNAUDITED	Q3 2004-05 REVIEWED	Cumulative for the period ended 31-12-2005 UNAUDITED	Cumulative for the period ended 31-12-2004 REVIEWED	Year Ended 31.3.2005 (Audited)
1	2	3	4	5	6	7

1	Net Income from Services	12,771.55	12,431.52	38,143.63	40,075.97	55,923.85
2	Other Income	848.67	1,462.91	3,870.13	3,366.81	4,917.18
	Total Income	13,620.22	13,894.43	42,013.76	43,442.78	60,841.03

3. a.	Staff Cost	4,868.80	4,251.17	14,187.47	13,930.55	18,358.90
b.	Revenue Sharing	2,246.25	1,990.29	6,685.49	5,400.52	9,278.54
c.	Licence Fee	1,081.37	1,077.99	3,512.66	3,601.47	4,971.63
d.	Admn./Operative Expenditure	2,146.70	2,666.00	6,882.92	7,638.28	9,837.10
	Total operative /other Exp	10,343.12	9,985.46	31,268.54	30,570.83	42,446.17
4	EBITDA	3,277.10	3,908.97	10,745.22	12,871.96	18,394.86
5	Depreciation	1,619.08	1,481.78	4,719.56	4,350.24	5,880.07
6	Interest	38.19	92.14	220.01	278.46	358.12
7	Profit Before Tax	1,619.83	2,335.06	5,805.65	8,243.26	12,156.67
8. a.	Provision for Taxation	460.34	702.59	1,776.05	2,422.31	2,566.90
b.	Provision for Deffered tax	(110.79)	(271.48)	(448.90)	(406.79)	105.51
9	Profit After Tax	1,270.28	1,903.94	4,478.50	6,227.73	9,484.26
10	Prior period adjustments	-	-	-	-	94.47
11	Net Profit	1,270.28	1,903.94	4,478.50	6,227.73	9,389.79

12	Paid up equity share capital
	Face value of Rs.10/-each.					6,300.00
13	Reserves Excluding
	Revaluation Reserve					103,138.25
14	EPS
	Basic/Diluted (in Rs.)	2.02	3.02	7.11	9.89	14.90
15	Aggregate of non-promoter
	shareholding:-
a.	Number of shares					275,627,260
b.	Percentage of shareholding					43.75%

Notes:
1	The above results have been taken on record by the Board of Directors in their meeting held on 30-01-2006.

2	Previous period/year figures have been regrouped/ rearranged wherever necessary

3	The staff cost in this quarter has increased substantially mainly due to leave encashment availed by the staff.

4	The status of investor complaints received and disposed off during this quarter ended on 31.12.2005 is as under:

	Complaints pending at the beginning of the quarter	31
	Complaints received during this quarter	246
	Disposal of Complaints	268
	Complaints lying unresolved at the end of the quarter	9

Place: New Delhi		For and on behalf of the Board
Date : 30.01.2006

		(Anita Soni)
		Director (Fin)